SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 8

                                 SYSTEMIX, INC.
               -------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
               -------------------------------------------------
                         (Title of Class of Securities)

                                   871872 10 7
               -------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Robert L. Thompson, Jr.
                       Vice President and General Counsel
                               Sandoz Corporation
                                608 Fifth Avenue
                            New York, New York 10020
                            Telephone: (212) 830-2413
               -------------------------------------------------
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:
                             David W. Heleniak, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                                October 29, 1996
               -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with this statement.  |_|




                               Page 1 of 11 Pages

CUSIP No. 871872 10 7

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

            SANDOZ BIOTECH HOLDINGS CORPORATION
--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a member of a Group


    (a)       |_|
            --------------------------------------------------------------------

    (b)       |X|
            --------------------------------------------------------------------




(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds                    AF
                        --------------------------------------------------------
         -----------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e).  |_|
                                       -----------------------------------------

(6)      Citizenship or Place of Organization        Delaware
                                             -----------------------------------
         -----------------------------------------------------------------------

---------------
                       (7)    Sole Voting Power
  Number of                                    ---------------------------------
    Shares
 Beneficially          (8)    Shared Voting Power                 11,977,699
  Owned by                                       -------------------------------
    Each
  Reporting            (9)    Sole Dispositive Power
   Person                                           ----------------------------
    With
                       (10)   Shared Dispositive Power            11,977,699
---------------                                        -------------------------


(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                                          11,977,699
                                                    ----------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   |_|


(13)     Percent of Class Represented by Amount in Row (11)
                                            76%
         -----------------------------------------------------------------------
(14)     Type of Reporting Person                    CO
                                 -----------------------------------------------

                               Page 2 of 11 Pages

CUSIP No. 871872 10 7

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

            SANDOZ LTD.
          ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a member of a Group


    (a)       |_|
            --------------------------------------------------------------------
    (b)       |X|
            --------------------------------------------------------------------


(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds                    WC
                        --------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e).  |_|
                                       -----------------------------------------

(6)      Citizenship or Place of Organization        Switzerland
                                             -----------------------------------

---------------
                       (7)    Sole Voting Power
  Number of                                    ---------------------------------
    Shares
 Beneficially          (8)    Shared Voting Power                 11,977,699
  Owned by                                       -------------------------------
    Each
  Reporting            (9)    Sole Dispositive Power
   Person                                           ----------------------------
    With
                       (10)   Shared Dispositive Power            11,977,699
---------------                                        -------------------------

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                                          11,977,699
                                                    ----------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   |_|
                                                                          ------

(13)     Percent of Class Represented by Amount in Row (11)
                                            76%
         -----------------------------------------------------------------------
(14)     Type of Reporting Person                    CO
                                 -----------------------------------------------

                               Page 3 of 11 Pages

                  This Amendment No. 8 amends and  supplements  the Statement on
Schedule 13D, filed with the Securities and Exchange Commission on December 20, 1991, as amended by Amendment Nos. 1 through 7 thereto (the "Schedule 13D"), by Sandoz Biotech Holdings Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Sandoz Ltd., a company organized under the laws of Switzerland ("Parent"), with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of SyStemix, Inc., a Delaware corporation (the "Company").

Item 4.  Purpose of Transaction

                  Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

                  On  October  28,  1996,   the  Company   announced   that  the
"independent directors" of the Company rejected Parent's previously announced offer of May 23, 1996 to acquire for US $17 per share all of the issued and outstanding shares of Common Stock not already owned by Parent. A press release issued by Parent on October 29, 1996 relating to the foregoing event is attached as Exhibit 99.1 and is incorporated by reference in its entirety.


Item 7.  Material to be Filed as Exhibits

         Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following Exhibits:

         Exhibit 24     Power of Attorney.

         Exhibit 99.1   Press Release issued by Parent on October 29, 1996.


                               Page 4 of 11 Pages

                                    SIGNATURE



                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

October 30, 1996

                                               SANDOZ LTD.


                                               By:  /s/ Robert L. Thompson, Jr.
                                                    ----------------------------
                                                    Robert L. Thompson, Jr.
                                                    Attorney-in-fact


                                               SANDOZ BIOTECH HOLDINGS
                                                    CORPORATION


                                               By:  /s/ Robert L. Thompson, Jr.
                                                    ----------------------------
                                                    Robert L. Thompson, Jr.
                                                    Vice President


                               Page 5 of 11 Pages

                                  EXHIBIT INDEX


Exhibit

  24              Power of Attorney.


  99.1            Press Release issued by Parent on October 29, 1996.



                               Page 6 of 11 Pages